QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

HudBay Minerals Inc.

Interim Management Discussion and Analysis of
Results of Operations and Financial Condition
Three Months Ended June 30, 2005

August 10, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

        Unless the context otherwise suggests, references to "we", "us", "our" and similar terms, as well as references to "HudBay" or the "Company", refer to HudBay Minerals Inc. and its subsidiaries.

        You should read this Management's Discussion and Analysis ("MD&A") in conjunction with the Company's Annual Information Form ("AIF") and unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2005 and related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The interim financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and, accordingly should be read in conjunction with the Company's consolidated financial statements included in its 2004 Annual Report. Additional information regarding the Company, including its Renewal Annual Information Form and Revised Annual MD&A for 2004 is available on SEDAR at www.sedar.com. All figures are in Canadian dollars unless otherwise noted.

        This MD&A contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the Company's future plans and objectives are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in documents that we have filed from time to time with the Toronto Stock Exchange and other regulatory authorities.

        Certain items of financial information in this MD&A, including unit operating expenses, and cash cost per pound of zinc, net of by-product credits are non-GAAP measures and are furnished to provide additional information. As non-GAAP measures they do not have standardized meanings nor are they necessarily comparable with similar measures presented by other companies. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating expenses as determined under generally accepted accounting principles. These measures are intended to provide investors with information about the cash generating capabilities of the Company's operations. HudBay uses this information for the same purpose. Mining operations are capital intensive. These measures exclude capital expenditures. Capital expenditures are discussed throughout the MD&A and the unaudited consolidated financial statements.

        On December 21, 2004, HudBay acquired indirectly all of the outstanding shares of Hudson Bay Mining and Smelting Co., Limited ("HBMS"). As a result, the Company is now an integrated mining and metals processing company that operates mines and concentrators in northern Manitoba and Saskatchewan, Canada, a metal processing complex in Flin Flon, Manitoba and a zinc oxide production facility in Brampton, Ontario. HudBay's results for the quarter ended June 30, 2005 are significantly different from its results for the quarter ended June 30, 2004 because of the impact of its acquisition of HBMS. A comparison of HBMS' results for the three and six month periods ended June 30, 2005 and 2004 is contained in Note 11 to the Company's unaudited consolidated financial statements for the three months ended June 30, 2005.

Summarized Financial Results

        The following table sets out summary consolidated financial information for the Company at and for the three-month periods ("quarters") as well as the six-month periods ended June 30, 2005, and 2004:

	Three Months ended			Six Months
	March 31	June 30	June 30	ended June 30
	2005	2005	2004(1)(2)	2005	2004(1)(2)
	($000s except per share amounts)

Statement of operations:
Sales	151,525	158,188	—	309,713	—
Earnings (loss)	9,181	8,691	(2,117)	17,872	(3,781)
Earnings (loss) per common share(3):
Basic	$0.12	$0.11	$(0.31)	$0.22	$(0.61)
Diluted	$0.12	$0.11	na(4)	$0.22	na(4)

Balance sheet:
Cash and cash equivalents	97,453	123,967	3,091	123,967	3,091
Total assets	658,894	695,427	15,584	695,427	15,584
Total long term debt and capital leases, excluding current portion	236,993	235,076	1,683	235,076	1,683
Shareholders' equity	170,622	189,914	12,082	189,914	12,082

(1)
Excludes results of HBMS.

(2)
Restated to give effect to change in accounting policy related to expensing of exploration costs, consistent with HBMS practice, and to retroactively adopt recommendations under Section 3110, Asset Retirement Obligations.

(3)
As of August 9, 2005, there were 83,739,496 common shares of the Company issued and outstanding, as well as 1,160,989,820 warrants (pre-consolidated at 30 warrants per 1 common share).

(4)
The conversion of stock options and warrants to calculate fully diluted was not done for 2004 as the conversion would have been anti-dilutive.

Quarterly Information

        The following table sets forth our selected consolidated financial information for each of the eight most recently completed quarters. Note that the results reflect the acquisition of HBMS as of December 21, 2004.

	2005		2004				2003
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	(In $000s, except per share information)
Net Revenue	158,188	151,524	13,308	6	7	6	3	5
Earnings (loss)	8,691	9,181	(2,891)	(3,282)	(2,083)	(1,664)	(3,429)	(1,359)
Per Common Share
Basic	0.11	0.12	(0.18)	(0.45)	(0.30)	(0.29)	(0.65)	(0.38)
Diluted	0.11	0.12	(0.18)	(0.45)	(0.30)	(0.29)	(0.65)	(0.38)

Results of Operations

        With the exception of ten days in December 2004, HudBay had no production and was essentially a development stage enterprise. As such, discussion and analysis of 2005 compared to 2004 has been limited, and additionally, a comparison of results achieved in the first and second quarters of 2005 has been provided.

Quarter Ended June 30, 2005 Compared to Quarter Ended March 31, 2005

        Net income for the quarter ended June 30, 2005 was $8.7 million compared to $9.2 million for the quarter ended March 31, 2005.

        Total sales revenue for the quarter ended June 30, 2005 was $158.2 million from sales of approximately 20,200 tonnes of copper, 28,500 tonnes of zinc, 10,600 tonnes of zinc oxide, 26,500 ounces of gold, and 322,200 ounces of silver. Over the quarter, gross realized prices averaged US$1.57/lb copper, US$0.59/lb zinc, US$440/troy oz gold, and US$7.13/troy oz silver. The Canadian to US dollar exchange rate averaged Cdn $1.24 per US $1.00 for the quarter.

        Total sales for the second quarter of 2005 improved by 4.4% compared to the first quarter largely as a result of a 5.4% improvement in copper price. Average realized zinc price declined by 4.8% to US 59 cents for pound, although a 5% increase in zinc sales volume offset the impact of the lower price. Operating expenses in the second quarter of 2005, at $114.1 million, decreased by approximately 3.1% compared to the first quarter at $117.7 million, with the decrease largely relating to a 3.0% decrease in mining and processing costs, and a 5.2% decrease in the cost of purchased copper concentrate treated — which equated to a 9.6% reduction in purchased concentrate volume. However, net earnings for the second quarter of 2005 was slightly lower than net earnings for the first quarter as the $6.7 million impact of increased sales and $3.6 million of reduced operating costs was offset by additional expenses. These expenses included a one-time $1.0 million increase in general and administrative costs, $2.6 million additional exploration, miscellaneous net cost decreases of $0.3 million, and non-cash items including a $1.4 million stock-based compensation expense, a $1.4 million unrealized foreign exchange loss, and a $4.2 million change in the valuation of derivative instruments.

        General and administrative ("G&A") expenses for the quarters ended March 31 and June 30, 2005 were $3.6 million and $4.6 million, respectively. Total G&A expenses for the six months ended June 30, 2005 included approximately $1.6 million of non-recurring expenses.

        In June 2005, a stock option plan was approved whereby the Company may grant options up to 10% of the number of issued and outstanding common shares of the Company to employees, officers, and directors for a maximum term of ten years. In addition, HudBay has undertaken to limit the number of total issued options outstanding to 8.0 million. For the quarter ended June 30, 2005, the Company recorded an expense of approximately $1.4 million relating to stock-based compensation as one-third of the options were exercisable immediately. Based on the stock options granted to June 30, 2005, stock-based compensation is expected to be in the order of $600,000 per quarter for the remainder of the year.

        The previously announced program of exploration on the Company's lands in Manitoba and Saskatchewan continued during the quarter. The program provides for up to $10 million of planned exploration in the Flin Flon Greenstone Belt during 2005 and the first quarter of 2006, of which approximately $3 million has been spent as of June 30, 2005.

        The unrealized foreign exchange loss relates to the change in US$ denominated debt as valued at quarter end exchange rates.

        In the quarter ended June 30, 2005, the Company recorded a $1.8 million loss on derivative instruments compared to a $2.4 million gain for the quarter ended March 31, 2005. The derivatives are forward contracts matched with Considar Metal Marketing ("CMM") fixed price sales contracts. Unexpired contracts are valued based on month end market price compared to the forward price.

        In the quarter ended June 30, 2005, the Company recorded a tax expense of $2.7 million compared to an expense of $2.8 million in the quarter ended March 31, 2005. The Company has sufficient tax pools to shelter income and does not anticipate significant cash taxes in the foreseeable future.

Quarter Ended June 30, 2005 Compared to Quarter Ended June 30, 2004

        Net income for the quarter ended June 30, 2005 was $8.7 million compared with a loss of $2.1 million for the quarter ended June 30, 2004.

        Total sales revenue for the quarter ended June 30, 2005 was $158.2 million from sales of metals produced. The Company had no metal sales in the second quarter of 2004.

        Operating costs for the quarter ended June 30, 2005 increased to $114.1 million from $0.7 million for the quarter ended June 30, 2004. Costs in the second quarter of 2004 primarily related to care and maintenance costs of the Balmat Mine acquired in September 2003 but also included care and maintenance costs of the Gays River property.

Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004

        Net income for the six months ended June 30, 2005 was $17.9 million compared with a loss of $3.8 million for the six months ended June 30, 2004. Total sales revenue for the six months ended June 30, 2005 was $309.7 million. The Company had no metal sales in the first half of 2004. Operating costs for the six months ended June 30, 2005 increased to $231.8 million from $1.7 million for the six months ended June 30, 2004. Costs in the first half of 2004 primarily related to care and maintenance of the Balmat and Gays River properties.

Cash Cost per Pound of Zinc Sold

        HudBay's total cash cost net of by-product credits for the quarter ended June 30, 2005 was US$0.13 per pound of zinc sold. The Company had no metal sales in the same quarter of 2004.

Non GAAP Reconciliation of Cash Cost per Pound of Zinc Sold, Net of By-Product Credits

HudBay Minerals Inc.	Three Months Ended March 31, 2005	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
	($000)	($000)	($000)
Expenses	C$135,049	C$136,726	C$271,775
Non-cash operating costs
Depreciation and amortization	(12,724)	(13,228)	(25,952)
Stock-based compensation	—	(1,354)	(1,354)
Accretion and other non-cash	(652)	(649)	(1,301)

	121,673	121,495	243,168
Less: By-product credits(1)	(106,263)	(111,408)	(217,671)

Cash cost net of by-products	C$15,410	C$10,087	C$25,497
Exchange rate (C$/U.S$.)(2)	1.227	1.244	1.234

Cash cost net of by-products	US$12,559	US$8,109	US$20,668
Zinc sales (000 lbs)	59,739	62,754	122,493
Cash cost per pound of zinc, net of by-product credits	US$0.21	US$0.13	US$0.17

(1)
By-product credits include revenues from sale of copper, gold, silver, the premium on zinc oxide sales and the Company's proportionate share of by-product sales by its marketing joint venture.

(2)
Average exchange rate for the period.

        The above table shows a US 8.0 cent per pound reduction in the cash cost per pound of zinc for the quarter ended June 30, 2005 compared to the quarter ended March 31, 2005. The change is comprised of favourable variances of 1.0 cent arising from the additional sales volume, 6.2 cents from increased copper credits, 1.6 cents from increased gold credits, 2.2 cents from reduced mining and processing costs, 2.3 cents for reduced concentrate purchase cost, 0.5 cents from reduced anode freight and refining costs and 0.4 cents miscellaneous. Offsetting the favourable variances are increased G&A costs of 1.2 cents, additional exploration of 3.4 cents, and a 1.6 cent reduction in credits from the Company's 50% share of CMM revenue.

        The calculation of cash cost per pound of zinc is strongly influenced by by-product metal prices, which may fluctuate going forward.

Operating Costs

		Quarter Ended March 31, 2005	Quarter Ended June 30, 2005	Six Months Ended June 30, 2005
Mines
Trout	$/tonne	36.39	31.49	33.91
Konuto	$/tonne	40.32	34.81	37.52
777	$/tonne	42.20	36.07	38.76
Chisel	$/tonne	36.28	37.56	36.91

Total mines	$/tonne	39.16	34.55	36.71
Concentrators
Flin Flon	$/tonne	8.21	7.68	7.94
Snow Lake	$/tonne	16.51	17.30	16.89
Metallurgical Plants
Zinc Plant	$/lb Zn	0.25	0.25	0.25
Copper Smelter	$/lb Cu	0.24	0.24	0.24
Non-GAAP Reconciliation of Operating Expenses ($000)
Mine:
Trout		7,754	6,926	14,680
Konuto		3,510	3,132	6,642
777		10,136	9,488	19,624
Chisel		3,141	3,084	6,225
Concentrator:
Flin Flon		4,538	4,290	8,828
Snow Lake		1,414	1,375	2,789
Metallurgical Plant:
Zinc Plant		16,015	16,005	32,020
Copper Smelter		10,770	11,226	21,996
Other:
Purchased Concentrate Treated		34,555	32,747	67,302
Anode Freight & Refining		6,313	5,931	12,244
Services & Administration		6,059	6,186	12,245
Care & Maintenance		820	1,122	1,942
Zochem (excluding zinc purchases from HBMS)		4,131	4,279	8,410
Other[1]		8,557	8,319	16,876

Total Operating Expenses, per financials		117,713	114,110	231,823

1.
Includes profit sharing, changes in domestic inventory, share of CMM, and miscellaneous minor provisions.

Cash Flows, Liquidity, and Capital Resources

        The following table summarizes our cash flows for the three and six month periods ended June 30, 2005, and 2004:

	Three Months ended			Six Months
	March 31	June 30	June 30	ended June 30
	2005	2005	2004(1)(2)	2005	2004(1)(2)
	($000s)	($000s)	($000s)	($000s)	($000s)

Operating activities
Earnings (loss) for the period	9,181	8,691	(2,117)	17,872	(3,781)
Items not affecting cash	13,674	24,195	427	39,697	250
Net change in non-cash items	5,031	5,122	77	8,325	(116)

Cash generated by (required for) operating activities	27,886	38,008	(1,613)	65,894	(3,647)
Cash generated by (required for) investing activities	(4,298)	(18,313)	(148)	(22,611)	(2,450)
Cash generated by financing activities	9,068	6,099	(812)	15,167	7,074
Foreign exchange loss on cash held in foreign currency	244	720	—	964	—

Increase in cash and short term deposits	32,900	26,514	(2,573)	59,414	977

1)
Excludes results of HBMS.

2)
Restated to give effect to change in accounting policy relating to expensing of exploration costs, consistent with HBMS practice, and to retroactively adopt recommendations under Section 3110, Asset Retirement Obligations.

        With the exception of ten days in December 2004, HudBay had no production and was essentially a development stage enterprise. As such, discussion and analysis of 2005 compared to 2004 has been limited, and additionally, a comparison of results achieved in the first and second quarters of 2005 has been provided.

Quarter Ended June 30, 2005 Compared to Quarter Ended March 31, 2005

        As of June 30, 2005, HudBay had cash and cash equivalents of $124.0 million compared to $97.4 million as at March 31, 2005. As at June 30, 2005, there were outstanding letters of credit in the amount of $35.2 million, secured by an equal amount of cash. This compares to outstanding letters of credit in the amount of $37.8 million as at March 31, 2005.

        Cash flow from operating activities totaled $38.0 million for the quarter ended June 30, 2005 compared to $27.9 million for the quarter ended March 31, 2005. The increase in cash flow from operations relates essentially to the increase in sales revenue and decrease in mining and processing costs as described under Results of Operations.

        In the second quarter of 2005, a net total of $18.3 million was required for investing activities, which related essentially to mine development and other sustaining capital expenditures at HBMS. This compares to $17.3 million required for investment in development and other sustaining capital in the first quarter of 2005.

        Financing activities in the second quarter of 2005 generated $6.1 million which included approximately $2.8 million proceeds from the exercise of warrants, and the private placement of 2,193,000 flow-through shares at a price of $3.42 per share for a gross aggregate proceeds of approximately $7.5 million, which is being spent on Canadian exploration activities. A repayment of $2.0 million to the provincial government debt and approximately $0.9 million payments under capital lease obligations were made. Financing activities in the first quarter of 2005 generated $9.1 million, which included $8.7 million from issuance of shares and warrants.

        As at June 30, 2005, HudBay had long-term financial debt (excluding the current portion) of $224.1 million compared to $225.1 as at March 31, 2005. The Company will consider, from time to time, reducing debt through various means including open market purchases of senior secured notes.

Quarter Ended June 30, 2005 Compared to Quarter Ended June 30, 2004

        As of June 30, 2005, HudBay had cash and cash equivalents of $124.0 million compared to $3.1 million as at June 30, 2004. As at June 30, 2005, there were outstanding letters of credit in the amount of $35.2 million, secured by an equal amount of cash, while there were no outstanding letters of credit in 2004.

        Cash flow from operations totaled $38.0 million for the quarter ended June 30, 2005. This relates primarily to HBMS operations, which contributed $41.0 million, and compares with $1.6 million cash required for operating activities in the same period in 2004 when the Company incurred a loss of $2.1 million primarily in relation to management fees, mine care and maintenance activities and debenture interest expense.

Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004

        Cash flow from operations totaled $65.9 million for the six months ended June 30, 2005. This relates primarily to HBMS operations, which contributed $73.8 million, and compares with $3.6 million cash required for operating activities in the same period in 2004 when the Company incurred a loss of $3.8 million primarily in relation to management fees, mine care and maintenance activities and debenture interest expense.

Interim Financial Condition

Financial Condition at June 30, 2005 Compared to Financial Condition as at December 31, 2004

        With the exception of the items discussed below, the financial condition of the Company as at June 30, 2005 is not materially different from that as at December 31, 2004:

  •
  Cash and cash equivalents at June 30, 2005 increased by $59.4 million compared to December 31, 2004.

  •
  Restricted cash decreased by $13 million as funds placed in trust for the Provinces of Manitoba and Saskatchewan as financial assurance for the Company's asset retirement obligations were replaced with letters of credit that are also supported by cash in an equivalent amount.

  •
  Working capital improved by $44.6 million, reflecting the improved cash position net of $13.0 million of restricted cash and routine fluctuations in other working capital items.

  •
  Share capital increased by $19.9 million, which included $10.5 million from exercise of warrants and $10.0 million from flow through shares, net of $0.6 million share issue costs.

  •
  HudBay's contractual obligations at June 30, 2005 are materially unchanged from December 31, 2004 except that, for the mutual benefit of both parties, the evergreen concentrate purchase agreement with Compania Minera Dona Ines de Collahuasi was terminated effective June 30, 2005. Pursuant to the agreement, the Company purchased 40,000 dmt of copper concentrate per year. The termination of the agreement, which would otherwise have expired in 2008, is not expected to impact the Company's ability to obtain copper concentrate for its Flin Flon smelter.

  •
  Pursuant to a previous commitment to convert the notes, a prospectus was filed in Ontario and a registration statement on form F-10 filed with the SEC, on August 4, 2005. HBMS is offering in the United States to exchange the outstanding 9 5/8% Senior Secured Notes due January 15, 2012 (issued on December 21, 2004 in a private offering) of HBMS for 9 5/8% Senior Secured Exchange Notes due January 15, 2012, which have been registered under the United States Securities Act of 1933, as amended (the "Securities Act of 1933"). The terms of the exchange notes are identical in all material aspects to those of the outstanding notes, except that the exchange notes will not be subject to the same transfer restrictions, and will not be entitled to additional interest in the event of a registration default.

  •
  The Company has received a commitment from the Bank of Nova Scotia to establish a revolving credit facility in the total amount of $50 million. The first $25 million is committed, with the remainder contingent upon meeting certain conditions precedent. The facility is expected to close before the end of the year.

Risk Management

        The Company uses forward exchange or currency collar contracts to limit the effects of movements in exchange rates on foreign currency denominated assets and liabilities and future anticipated transactions. At June 30, 2005 the Company held US dollar put options giving it the right, but not the obligation, to sell up to US$70 million in equal quarterly amounts at $1.20482 per US dollar, starting in April 2005 and continuing to January 2009.

        From time to time the Company maintains price protection programs and conducts commodity price risk management through the use of instruments similar to those used to limit currency exposures. Through its joint venture interest in CMM, the Company manages risk associated with forward physical sales that are made on a fixed price basis regarding zinc and zinc oxide and, accordingly, enters into forward zinc purchase contracts. These contracts effectively offset the Company's forward sales price commitments. In the current environment of strong base metal market prices, the Company has benefited from full exposure to metal price movements, and will consider implementing protection to limit the effects of future price changes.

HBMS Production

        A summary of production statistics for the second quarter of 2005, as well as year-to-date data, together with comparative information for 2004 is shown in the following table:

Second Quarter Results		Three months ended June 30		Six months ended June 30
		2005	2004	2005	2004
Mines:
Trout Lake:	tonnes	219,913	246,404	432,968	450,127
Copper	%	1.19	1.33	1.23	1.47
Zinc	%	6.51	5.61	6.44	5.31
Gold	g/tonne	1.43	1.49	1.49	1.45
Silver	g/tonne	14.46	11.74	15.19	12.48
Konuto:	tonnes	89,986	87,076	177,048	167,824
Copper	%	4.47	4.84	4.33	4.50
Zinc	%	1.66	2.28	1.53	2.17
Gold	g/tonne	1.84	2.09	1.78	1.97
Silver	g/tonne	9.28	10.50	8.89	10.02
7 7 7:	tonnes	263,078	246,521	506,326	483,825
Copper	%	2.16	3.13	2.19	3.23
Zinc	%	4.54	4.11	4.16	4.28
Gold	g/tonne	2.29	2.23	2.09	2.29
Silver	g/tonne	25.93	21.51	23.35	22.96
Chisel North:	tonnes	82,100	82,926	168,646	164,849
Copper	%	0.22	0.16	0.19	0.16
Zinc	%	9.08	10.66	9.36	10.76
Gold	g/tonne	0.77	0.80	0.72	0.59
Silver	g/tonne	36.20	28.51	30.19	29.75
Total Mines:	tonnes	655,077	662,927	1,284,988	1,266,625
Copper	%	1.91	2.31	1.90	2.38
Zinc	%	5.37	5.25	5.25	5.21
Gold	g/tonne	1.75	1.76	1.67	1.73
Silver	g/tonne	21.08	17.31	19.51	18.40

Second Quarter Results		Three months ended June 30		Six months ended June 30
		2005	2004	2005	2004
Concentrators:
Flin Flon Concentrator:	tonnes	558,919	533,586	1,111,748	1,059,852
Copper	%	2.10	2.58	2.10	2.65
Zinc	%	4.85	4.46	4.69	4.39
Gold	g/tonne	1.87	1.88	1.79	1.89
Silver	g/tonne	18.42	15.94	17.69	16.95
Copper Concentrate Produced	tonnes	44,957	54,202	90,623	111,373
Grade	% Cu	24.27	23.67	23.66	23.60
Zinc Concentrate Produced	tonnes	44,366	37,249	83,814	72,345
Grade	% Zn	52.10	50.35	51.27	50.00
Copper recovery to Cu Conc	%	92.9	93.2	91.9	93.6
Gold recovery to Cu Conc	%	78.3	66.8	77.9	67.4
Silver recovery to Cu Conc	%	66.6	66.8	67.3	64.8
Zn recovery to Zn Conc	%	85.3	78.8	82.5	77.8
Snow Lake Concentrator:	tonnes	79,496	75,772	165,128	157,467
Zinc	%	9.09	10.65	9.38	10.76
Zinc Concentrate Produced	tonnes	13,643	15,165	29,470	31,913
Grade	% Zn	51.68	51.53	51.26	51.59
Zn recovery to Zn Conc	%	97.5	96.8	97.6	97.2

Second Quarter Results		Three months ended June 30		Six months ended June 30
		2005	2004	2005	2004
Smelter:
Copper Concentrate Treated:
Domestic	tonnes	53,038	44,518	101,390	94,387
Purchased	tonnes	26,057	27,608	54,896	55,474

Total	tonnes	79,095	72,127	156,286	149,862
Zinc Plant:
Zinc Concentrate Treated:
Domestic	tonnes	58,105	54,722	116,914	104,471
Purchased	tonnes	0	0	0	3,488

Total	tonnes	58,105	54,722	116,914	107,960
Metal Produced:
From HBMS Mines:
Copper	tonnes	12,407	10,654	23,819	22,294
Zinc	tonnes	29,162	26,639	58,339	50,935
Gold	oz	27,177	17,026	52,374	35,373
Silver	oz	232,797	144,376	447,407	310,174
From Purchased Concentrates:
Copper	tonnes	8,652	8,583	17,939	18,590
Zinc	tonnes	26	25	53	1,790
Gold	oz	363	283	940	713
Silver	oz	106,201	108,542	229,886	219,390
Total Metal Produced:
Copper	tonnes	21,060	19,237	41,757	40,884
Zinc	tonnes	29,188	26,664	58,392	52,725
Gold	oz	27,540	17,309	53,314	36,086
Silver	oz	338,998	252,918	677,293	529,564

QuickLinks

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION